Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

ANTIGENICS INC.

ANTIGENICS INC., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1. The name of the corporation is Antigenics Inc. (the “Corporation”). The date of filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware was on November 10, 1999.

2. This Certificate of Amendment sets forth an amendment to the Amended and Restated Certificate of Incorporation of the Corporation which was duly adopted by the vote of the required number of shares of outstanding stock of the Corporation entitled to vote thereon in accordance with the provisions of Sections 216 and 242 of the General Corporation Law of the State of Delaware.

3. The first paragraph of Article Fourth of the Amended and Restated Certificate of Incorporation is hereby amended to read as follows:

“FOURTH: The Corporation shall be authorized to issue two hundred and seventy-five million (275,000,000) shares of capital stock, which shall be divided into two hundred and fifty million (250,000,000) shares of Common Stock, par value $0.01 per share, and twenty-five million (25,000,000) shares of Preferred Stock, par value $0.01 per share.”

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate of Amendment to the Amended and Restated Certificate of Incorporation in the name of and on behalf of Antigenics Inc. on this 6th day of June, 2007.

/s/ Garo H. Armen
Garo H. Armen
Chief Executive Officer